Exhibit 99.1

MIRAI CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

Mirai Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mirai Co., Ltd. and its subsidiaries (collectively, the “Company”) as of September 30, 2024 and 2025, the related consolidated statement of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024 and 2025, and the consolidated results of its operations and its consolidated cash flows for each of the years in the two-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Tang Qian & Associates, PLLC

We have served as the Company’s auditor since 2026

Flower Mound, Texas

June 26, 2026

MIRAI CO., LTD.

BALANCE SHEETS

	As of September 30, 2025	As of September 30, 2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	19,012	87,293
Accounts receivable, net	8,579,478	21,905,537
Prepayments	195,616	99,073
Other receivables	1,315	—
Total current assets	8,795,421	22,091,903

Non-current assets
Intangible assets, net	33,513	—
Deferred tax assets	19,403	49,542
Total non-current assets	52,916	49,542
Total assets	8,848,337	22,141,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8,776,972	22,283,465
Accrued expenses and other current liabilities	107,192	340
Current tax liabilities	1,921	3,576
Total current liabilities	8,886,085	22,287,381

Commitments and contingencies	—	—

Shareholders’ equity
Share capital (Common stocks, 10,000 shares authorized, 60 shares issued and outstanding)	20,027	20,027
Accumulated other comprehensive loss	(56,312)	(159,026)
Accumulated deficits	(1,463)	(6,937)
Total shareholders’ deficit	(37,748)	(145,936)
Total liabilities and shareholders’ equity	8,848,337	22,141,445

The accompanying notes are an integral part of the financial statements.

MIRAI CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
Revenues	33,261,072	38,067,870
Cost of revenues	(33,190,775)	(37,999,313)

Gross profit	70,297	68,557

General and administrative expenses	(63,981)	(62,065)
Reversal of allowance/(allowance) of credit losses	126,538	(210,857)
Income/(loss) from operations	132,854	(204,365)

Interest income	97	4
Other income	—	3
Income/(loss) before income tax	132,951	(204,358)
Income tax (expenses)/credits	(30,237)	45,332
Net income/(loss)	102,714	(159,026)

Other comprehensive income/(loss):
Net change in foreign currency translation adjustment	5,474	(6,937)
Total comprehensive income/(loss)	108,188	(165,963)

Earnings/(losses) per share:
Basic and diluted earnings/(losses) per share	1,711.9	(2,650.4)

Weighted average number of shares of common stock outstanding:
– Basic and diluted	60	60

The accompanying notes are an integral part of the financial statements.

MIRAI CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

	Common stocks		Accumulated other comprehensive income/(loss)	Accumulated deficits	Total shareholders’ deficit
	Number	US$	US$	US$	US$
Balance as of October 6, 2023 (date of inception)	—	—	—	—	—
Issuance of shares	60	20,027	—	—	20,027
Net loss	—	—	—	(159,026)	(159,026)
Foreign currency translation adjustment, net of nil income taxes	—	—	(6,937)	—	(6,937)
Balance as of September 30, 2024	60	20,027	(6,937)	(159,026)	(145,936)
Net income	—	—	—	102,714	102,714
Foreign currency translation adjustment, net of nil income taxes	—	—	5,474	—	5,474
Balance as of September 30, 2025	60	20,027	(1,463)	(56,312)	(37,748)

The accompanying notes are an integral part of the financial statements.

MIRAI CO., LTD.

STATEMENTS OF CASH FLOWS

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
Cash flows from operating activities
Net income/(loss)	102,714	(159,026)
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax	28,332	(47,211)
Amortization of intangible assets	1,146	—
(Reversal of allowance)/allowance of credit losses	(126,538)	210,857
Changes in operating assets and liabilities:
Accounts receivable, net	12,653,803	(21,085,680)
Prepayments	(98,914)	(94,411)
Accounts payable	(12,694,309)	21,234,968
Accrued expenses and other current liabilities	106,016	324
Current tax liabilities	(2,834)	3,407
Net cash (used in)/provided by operating activities	(30,584)	63,228

Cash flows from investing activities
Purchases of intangible assets	(34,395)	—
Net cash used in investing activities	(34,395)	—

Cash flows from financing activities
Issuance of shares	—	20,027
Net cash provided by financing activities	—	20,027

Net (decrease)/increase in cash and cash equivalents	(64,979)	83,255

Cash and cash equivalents, beginning of the year	87,293	—

Effect of movements in exchange rate on cash, cash equivalents and restricted cash	(3,302)	4,038

Cash and cash equivalents, end of the year	19,012	87,293

Supplemental disclosure of cash flows information
Cash paid during the year for income tax	1,894	—

The accompanying notes are an integral part of the financial statements.

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

1.     SUMMARY OF BUSINESS

Mirai Co., Ltd. (“Mirai”) is a limited liability company incorporated in Japan on October 6, 2023. The principal activity of Mirai is the supply of consumer electronics and cosmeceutical products to corporate distributors.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)    Segments

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with Mirai’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing Mirai’s business segments. Based on the criteria established by ASC 280, Mirai’s chief operating decision maker (“CODM”) has been identified as the Director, who reviews results when making decisions about allocating resources and assessing performance of Mirai. As a whole and hence, Mirai operates in one reportable segment and solely within Japan. Mirai does not distinguish between markets or segments for the purpose of internal reporting. Accordingly, no segment or geographic information has been presented.

(c)    Use of estimates

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. Areas requiring a significant degree of estimation include the allowance for credit losses.

(d)    Financial instruments

Financial instruments of Mirai primarily consist of cash held in banks, accounts receivable, net, other receivables, accounts payable, accrued expenses and other current liabilities. The carrying values of Mirai’s financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms.

Mirai has no derivative financial instruments.

(e)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

2.     SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)    Revenue recognition

Mirai applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), for all periods presented in the financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, Mirai follows a five-step model as follows:

1 — Identification of the contract with a customer

2 — Identification of the performance obligation in the contract

3 — Determination of the transaction price

4 — Allocation of the transaction price to the performance obligation in the contract

5 — Recognition of revenue when, or as, a performance obligation is satisfied

The transaction price is the amount of consideration to which Mirai expects to be entitled in exchange for transferring promised goods to a customer. The transaction price is generally fixed. None of Mirai’s contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to government entities.

Mirai generate revenues primarily through sales of consumer electronics and cosmeceutical products to external customers. Sales of products are for cash or otherwise agreed-upon credit terms. The payment terms vary by location and customer. The revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and obligation has been fulfilled. Revenue is measured as the amount of consideration Mirai expects to receive in exchange for products. The sales terms do not allow for a right of return except for matters related to any defects on Mirai’s part.

Mirai recognized revenue from the sale of products at the point in time when the goods were delivered and title to the goods passed to the customer, provided that there were no uncertainties regarding customer acceptance; persuasive evidence of an arrangement existed; the sales price was fixed or determinable; and collectability was deemed probable.

Principal vs. Agent Considerations

In accordance with the guidance under ASC 606, Mirai has assessed whether it acts as a principal or an agent in transactions involving customers and suppliers. Mirai has concluded that it acts as a principal.

For sales of products, Mirai obtains control of the products before they are transferred to end users (customers), and it has the ability to direct the suppliers to supply the products as well as logistics services. Mirai is contractually responsible for fulfilling the performance obligations to the customers under separate agreements. As such, Mirai controls the specified goods before they are transferred to the customer.

(g)    Accounts receivable

Accounts receivable are stated at the amount Mirai expects to collect. Mirai maintains allowances for credit losses for estimated losses. In accordance with ASC 326 Financial Instruments — Credit Losses, Mirai estimates the allowance for expected credit losses based on expected future uncollectible accounts receivable using forecasts of future economic conditions, in addition to information about past events and current conditions.

Management considers the following factors when determining the collectability of specific accounts: historical experience, creditworthiness of the clients, aging of the receivables, and other specific circumstances related to the accounts. Allowance for credit losses is made and recorded into administrative expenses based on the aging of accounts receivable and on any specifically identified receivables that may become uncollectible. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Mirai recognized allowance for credit losses of US$210,857 during the year ended September 30, 2024 and a reversal of allowance for credit losses of US$126,538 during the year ended September 30, 2025. There was no write-off during the years ended September 30, 2024 and 2025.

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

2.     SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)    Intangible assets

Intangible assets that are acquired by Mirai and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses. These assets include computer software. Amortization for intangible assets with finite useful lives is calculated based on the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, from the date that they are available for use and is recognized in profit or loss. Amortization is calculated on a straight-line basis over the estimated useful lives of 5 years. Finite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of intangible asset may not be recoverable. Impairment loss is recognized if the carrying amount of intangible asset exceeds undiscounted future cash flows, measured as the excess of carrying amount over fair value.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

As of September 30, 2025 and 2024, Mirai assessed and found that there was no impairment on intangible assets.

(i)    Earning per share

Mirai computes earnings per share (“EPS”) according with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to common stockholders by the weighted-average number of common stocks outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue common stocks were exercised and converted into common stocks. As of September 30, 2025 and 2024, Mirai had no dilutive potential shares.

(j)    Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

(k)    Foreign currency translation

The reporting currency of Mirai is the United States dollars (“USD” or “US$”). Mirai’s operations are conducted in Japan which use Japanese Yen (“JPY”) as functional currency.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. Transactions in currencies other than the functional currency are converted into the functional currency at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the statements of operations and comprehensive income/(loss).

In translating the financial statements of Mirai in functional currency into the reporting currency, assets and liabilities are translated from the functional currency to the reporting currency at the exchange rate at the balance sheet date. Equity amounts are translated at historical exchange rates; revenues, expenses, and other gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income/(loss) in the statements of operations and comprehensive income/(loss).

The following exchange rates, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board, were used to translate the amounts from the functional currency JPY into the reporting currency US$ for the respective periods:

	September 30, 2025	September 30, 2024
Year end exchange rate	US$1.00 to JPY147.97	US$1.00 to JPY143.25
Year average exchange rate	US$1.00 to JPY149.15	US$1.00 to JPY150.32

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

2.     SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l)    Income taxes

Income taxes are provided for in accordance with the laws and regulations applicable to Mirai as enacted by the relevant tax authorities. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”). Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the statements of operations and comprehensive income/(loss), except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of September 30, 2025 and 2024, Mirai had no uncertain income tax position. For the years ended September 30, 2025 and 2024, Mirai did not incur any interest and penalties related to potential underpaid income tax expenses. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(m)  Share capital

Common stocks are classified as equity. Proceeds from the issuance of common stocks are recorded in share capital at par value, with any excess over par value recorded in additional paid-in capital. Incremental costs directly attributable to the issuance of new shares are deducted from equity, net of any related income tax benefit.

Dividends on common stocks are recognized in equity in the period in which they are declared by the Board of Directors or approved by shareholders, as applicable.

(n)    Fair value measurement

Mirai defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, Mirai considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Mirai follows the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs, other than quoted prices in level, that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the asset or liability.

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

2.     SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)   Commitments and contingencies

In the normal course of business, Mirai is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. As of September 30, 2025 and 2024, Mirai had no such potential material loss contingency.

(p)    Recently issued accounting pronouncements

Accounting pronouncements adopted by Mirai

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. Mirai adopted this standard for the year beginning October 1, 2023 and the adoption did not have a material impact on the financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. For public business entities (PBEs), the ASU is effective for annual periods beginning after December 15, 2024. For all other entities (i.e. non-PBEs), the ASU is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. Mirai adopted this standard for the year beginning October 1, 2023 and the adoption did not have a material impact on the financial statements.

Accounting pronouncements not yet adopted by Mirai

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in the financial statements, once adopted.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025, and for interim periods within those annual reporting periods, with early adoption permitted. The amendments in ASU 2025-05 should be applied prospectively.

Mirai is reviewing the impact of these accounting pronouncements but does not currently expect the adoption of these to have a material impact on its financial statements.

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

3.     GOING CONCERN

Mirai has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements were available to be issued.

As of September 30, 2025, Mirai’s current liabilities exceeded its current assets by US$90,664 and it attained negative equity of US$37,748. These conditions indicate uncertainties that cast significant doubt upon Mirai’s ability to continue as a going concern.

Mirai has funded its operations and capital needs primarily through the net proceeds received from operations. Management has reviewed Mirai’s financial position, cash flows and trading performance for the period subsequent to the year end date to the date of these financial statements. During this post year end date period, Mirai generated operating profits and received cash inflows from its operations. As a result of the profit generation and positive cash inflows, Mirai’s net current liabilities and negative equity were alleviated.

Management has assessed that the underlying operating performance and cash position are sustainable for at least twelve months from the date of approval of these financial statements. On such basis, management concludes that although substantial doubt initially existed, such substantial doubt has been alleviated by management’s plans and subsequent operating performance.

4.     REVENUES

Revenues represent the invoiced sales of products to customers. Mirai has one operating business segment, which is the supply of consumer electronics and cosmeceutical products business.

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
Revenues
Sales of goods, recognized at a point in time	33,261,072	38,067,870

All revenue is derived in Japan.

A concentration analysis of the revenues is as follows:

	Year Ended September 30, 2025	Year Ended September 30, 2024
Customer A	37.0%	86.7%
Customer B	25.1%	—
Customer C	17.9%	—
Customer D	14.6%	*	%

*Less than 10%

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

5.     INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of September 30, 2025	As of September 30, 2024
	US$	US$
Computer software, finite-lived	34,669	—
Less: accumulated amortization	(1,156)	—
Intangible assets, net	33,513	—

Future amortization expenses of finite-lived intangible assets are as follows:

	As of September 30, 2025	As of September 30, 2024
	US$	US$
Year ended September 30, 2026	6,934	—
Year ended September 30, 2027	6,934	—
Year ended September 30, 2028	6,934	—
Year ended September 30, 2029	6,934	—
Year ended September 30, 2030	5,777	—
Total future amortization expenses	33,513	—

6.     ACCOUNTS RECEIVABLE, NET

	As of September 30, 2025	As of September 30, 2024
	US$	US$
Accounts receivable	8,666,139	22,126,805
Less: allowance for credit losses	(86,661)	(221,268)
Accounts receivable, net	8,579,478	21,905,537

Mirai normally allows credit terms to customers of 90 days. Mirai seeks to maintain strict control over its accounts receivable. Overdue accounts receivable is reviewed regularly by the Director.

Activities related to allowance for credit losses are presented below.

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
At beginning of year	221,268	—
(Reversal of allowance)/ allowance for the year	(126,538)	210,857
Foreign exchange differences	(8,069)	10,411
At end of year	86,661	221,268

A concentration analysis of accounts receivable is as follows:

	As of September 30, 2025	As of September 30, 2024
Customer A	11.5%	79.9%
Customer B	86.3%	—
Customer D	—	10.0%

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

7.     CASH AND CASH EQUIVALENTS

	As of September 30, 2025	As of September 30, 2024
	US$	US$
Cash held in banks	11,440	72,985
Cash held on hand	7,572	14,308
	19,012	87,293

Cash and cash equivalents were maintained in Japan.

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

8.     PREPAYMENTS

	As of September 30, 2025	As of September 30, 2024
	US$	US$
Prepayments for purchases of goods	195,616	99,073

9.     ACCOUNTS PAYABLE

	As of September 30, 2025	As of September 30, 2024
	US$	US$
Accounts payable	8,776,972	22,283,465

Mirai normally obtains credit terms ranging from 30 to 90 days from suppliers.

A concentration analysis of accounts payable is as follows:

	As of September 30, 2025	As of September 30, 2024
Supplier A	68.8%	99.4%
Supplier B	14.6%	—
Supplier C	11.2%	—

A concentration analysis of the suppliers based on the purchases made during the years is as follows:

	Year Ended September 30, 2025	Year Ended September 30, 2024
Supplier A	—	98.8%
Supplier B	23.1%	—
Supplier C	48.1%	—
Supplier D	10.7%	*	%

*Less than 10%

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

10.   SHARE CAPITAL

Balance sheets as of September 30, 2025 and 2024:

Number of shares
– issued and fully paid	60
Value (US$)	20,027

11.   EARNINGS/(LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings/(losses) per share for the years ended September 30, 2025 and 2024:

	Year Ended September 30, 2025	Year Ended September 30, 2024
Earnings/(losses) per share (US$)
– basic and diluted	1,711.9	(2,650.4)

Weighted average number of shares in issue for the year
– basic and diluted	60	60

Earnings/(losses) per share is calculated by dividing the net income attributable to owners of Mirai by the weighted average number of shares in issue throughout the financial periods. Mirai used weighted average of 60 shares for the purpose of calculating earnings per share on the assumption that the issuance of share of Mirai had been effective throughout the year ended September 30, 2025 and 2024.

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

12.    INCOME TAX EXPENSES/(CREDITS)

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
Current income tax expense	1,905	1,879
Deferred income tax expense/(credit)	28,332	(47,211)
Total income tax expenses/(credits)	30,237	(45,332)

Mirai is subject to Japan national and local corporate taxes. The applicable statutory effective tax rate is 30.6% according to the Japan tax laws.

Income/(loss) before income tax is attributable to the following geographic location:

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
Japan	132,951	(204,358)

A reconciliation of the difference between the expected income tax expenses/(credits) computed at Japan statutory effective tax rate of 30.6% and Mirai’s reported income tax expenses/(credits) is set out below:

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
Income/(loss) before income tax	132,951	(204,358)
Computed with Japan statutory effective tax rate of 30.6%	40,683	(62,534)
Preferential tax relief adjustment	(12,231)	18,801
Others	1,785	(1,599)
Income tax expenses/(credits)	30,237	(45,332)

The significant components of the deferred tax account balances are as follows:

	As of September 30, 2025	As of September 30, 2024
	US$	US$
Deferred tax assets
Allowance of credit losses	19,403	49,542

Mirai considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, its experience with tax attributes expiring unused and tax planning alternatives. No valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Mirai had no material unutilized net operating loss nor other unrecognized temporary differences as at September 30, 2025 and September 30, 2024.

As of September 30, 2025 and September 30, 2024, Mirai had no open tax investigation from the tax authority.

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

13.  SEGMENT INFORMATION

Reportable Segments

Mirai operates as a single reportable segment, which is consistent with how the CODM, the Director, allocates resources and assesses performance. All the revenues are derived in Japan. Long-lived assets consist primarily of intangible assets are located in Japan. Mirai’s operations are centralized and integrated. Accordingly, management has determined that Mirai has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information using Operating Income as the primary measure of segment performance. Operating Income is defined as revenues less cost of revenues, general and administrative expenses, excluding interest income, other income and income taxes.

Significant Segment Expense Categories Provided to CODM

The CODM regularly receives and reviews the following expense categories, which are included in the segment’s measure of profit or loss.

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
Revenues	33,261,072	38,067,870

Cost of revenues	(33,190,775)	(37,999,313)

Reversal of allowance/(allowance) of credit losses	126,538	(210,857)

General and administrative expenses
– Amortization	(1,146)	—
– Entertainment	—	(21,641)
– Professional fee	(47,267)	(23,948)
– Staff costs	(14,616)	(6,985)
– Others	(952)	(9,491)

Operating income/(loss)	132,854	(204,365)

Reconciliation of segment operating income/(loss) to net income/(loss) is set out below:

	Year Ended September 30, 2025	Year Ended September 30, 2024
	US$	US$
Total segment operating income/(loss)	132,854	(204,365)
Interest income	97	4
Other income	—	3
Income tax (expenses)/credits	(30,237)	45,332
Net income/(loss)	102,714	(159,026)

MIRAI CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

14.  RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name	Relationship with the related parties
Leyong Lin	Principal shareholder and sole director

Transactions and balances with related parties

During the years ended September 30, 2025 and 2024, Mirai had no transactions and balances with related parties.

15.  COMMITMENTS AND CONTINGENCIES

At the end of each reporting period, Mirai had no significant contingent liabilities, capital and other commitments.

16.  RISKS AND UNCERTAINTIES

Credit risk

Credit risk is the potential financial loss to Mirai resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to Mirai, as and when they fall due. As Mirai does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable, other receivables and cash and cash equivalents presented on the balance sheets. Mirai has no other financial assets which carry significant exposure to credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. Mirai had interest-bearing deposits at banks as of September 30, 2025 and 2024. However, the related interest income was insignificant so the risks due to changes in interest rates are not material. Mirai has not used any derivative financial instruments to manage its interest risk exposure.

Liquidity risk

Liquidity risk is the risk that Mirai will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Mirai’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to reputation.

Typically, Mirai ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

17.   SUBSEQUENT EVENTS

These financial statements were approved by the Director and were available for issuance on June 26, 2026 and Mirai has evaluated subsequent events through to the date of these financial statements. No material adjusting subsequent events have arisen.

There are no material non-adjusting subsequent events except for that on May 6, 2026, Leyong Lin, the principal shareholder of Mirai, entered into agreements with Mansions Catering and Hotel LTD, a United Kingdom company and a wholly-owned subsidiary of MDJM LTD, a company listed in the United States, for the sale of 75% issued and outstanding shares of Mirai at a total consideration of US$999,750. The transaction is subject to conditions precedent to completion. No adjustments have been made to the financial statements in relation to this transaction.